

September 7, 2023

Pierre Sawaya
President
Monetiva Inc.
23615 El Toro Rd., Suite X327
Lake Forest, CA 92630

> **Re: Monetiva Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 14, 2023**
> **File No. 333-269171**

Dear Pierre Sawaya:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2023 letter.

Amended Registration Statement on Form S-1

Prospectus Summary, page 1

1.   Refer to prior comment 3. Please provide an expanded description of the various processing fees payable under the agreement with E1G including the range of those fees. Also, explain clearly the reference to special fees.

Our Current Business, page 29

2.   Please describe your proposed agreement with a sponsoring bank in Mexico and the material terms of your agreements with business partners in China and the United Arab Emirates, including a clear description of the role of a sponsoring bank or regulated funds transfer company.

Financial Statements
Notes to Financial Statements
Note 11 - Subsequent Events, page F-12

3.   We note that you have evaluated subsequent events through the date the financial statements were available to be issued. As an SEC filer, you are required to evaluate subsequent events through the date the financial statements are issued; refer to ASC 855-10-25-1A. Please revise your evaluation and disclosure accordingly, including the subsequent events note for your annual financial statements.

        You may contact Mark Rakip at 202-551-3573 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Brian Higley, Esq.